[Letterhead of Wachtell, Lipton, Rosen & Katz]
July 9, 2018

Dorrie Yale
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Halfmoon Parent, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 20, 2018
File No. 333-224960

Dear Ms. Yale:

On behalf of Halfmoon Parent, Inc. (“New Cigna” or the “Company”) and our client, Cigna Corporation (“Cigna”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 3, 2018 with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Cigna’s proposed acquisition (the “Transaction”) of Express Scripts Holding Company (“Express Scripts”).

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 2, marked to show changes made to the Registration Statement since the filing of Amendment No. 1 on June 20, 2018.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response to the comment.  Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 2 as filed on EDGAR.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Form S-4

The Mergers
Background of the Mergers, page 78

1.
We acknowledge your revised disclosure in response to prior comment 9.  Please further revise to discuss the difference in views between Express Scripts and Cigna relating to the potential value of the transaction.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 86 of Amendment No. 2.

Dorrie Yale
Office of Healthcare & Insurance
July 9, 2018

Opinion of Lazard Frères & Co. LLC, page 129

2.
We acknowledge your revised disclosure in response to prior comment 15.  Please revise to further clarify whether other similar transactions were initially considered but determined not to be included in the analysis, and why.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 135 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 194

3.
Please remove the statement that this discussion is for general information purposes only.  Please also delete the language on page 195 stating that the mergers are “intended” to qualify both as a transaction described in Section 351 and as a reorganization within the meaning of Section 368(a).  Investors are entitled to rely on the opinion provided by counsel in this section.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 195 and 196 of Amendment No. 2.

4.
We note counsel’s assumption in Exhibit 8.1 that each of the Express Scripts merger and Cigna merger qualifies as a statutory merger under the DGCL.  This appears to be a legal conclusion that is necessary to counsel’s tax opinion and therefore should not be assumed.  Please provide a revised opinion that removes this assumption or tell us why you believe this assumption is appropriate.

Response:  Exhibit 8.1 to the Registration Statement has been revised in response to the Staff’s comment.  Please see page 2 of Exhibit 8.1 filed with Amendment No. 2.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David E. Shapiro at (212) 403-1314.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Nicole S. Jones, Esq., Executive Vice President and General Counsel,
Cigna Corporation
Martin Akins, Esq., Senior Vice President and General Counsel,
Express Scripts Holding Company
Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Thaddeus P. Hartmann, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP